FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001‑09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the plan administrator and plan participants of the H.B. Fuller Company 401(k) and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company 401(k) and Retirement Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for year ended December 31, 2020, and the related notes and supplemental schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Baker Tilly US, LLP (f/k/a Baker Tilly Virchow Krause, LLP)

We have served as the Plan’s auditor since 2006

Minneapolis, Minnesota
June 4, 2021

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019

	2020	2019
Assets:
Cash	$413	$-
Investments, at fair value
Mutual funds	258,835,069	220,887,334
H.B. Fuller Company stock	28,356,932	30,327,433
Money market funds	36,832,068	32,585,987
Common collective trust funds	109,466,770	105,104,135
Total investments	433,490,839	388,904,889

Notes receivable from participants	4,798,318	4,606,617
Employer contributions receivable	295,808	-
Total assets	438,585,378	393,511,506

Net assets available for benefits	$438,585,378	$393,511,506

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2020

Additions:
Contributions:
Participant contributions	$16,072,848
Employer contributions	9,900,553
Rollover contributions	1,757,747
Total contributions	27,731,148
Investment income:
Dividends	8,300,846
Other income	310,259
Total investment income	8,611,105
Net appreciation in fair value of investments	41,203,240
Interest income on notes receivable from participants	218,463
Total additions	77,763,956

Deductions:
Participant distributions and withdrawals	(31,952,578)
Administrative expenses	(737,506)
Total deductions	(32,690,084)

Net increase in net assets available for benefits	45,073,872

Net assets available for benefits:
Beginning of year	393,511,506
End of year	$438,585,378

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The trustee for the Plan is Empower Retirement, N.A. (“the Trustee”).

Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. The automatic contribution of 4 percent of eligible earnings will be taken out of the employee’s pay and begins as soon as administratively feasible following 30 days of employment and will be invested in the default investment fund used in the Plan. The automatic 4 percent contribution will remain in effect until the employee acts to change the contribution amount. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $19,500 for 2020. Participants who are age 50 or older at any time during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2020 is $6,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation, to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

For 2020, all employees were eligible to receive non-discretionary non-elective retirement contributions of 1 percent of the employee’s eligible earnings each pay period. There was a non-discretionary non-elective retirement contribution of $3,296,260 made to the Plan during 2020.

For 2020, all employees were eligible to receive an annual discretionary non-elective contribution of up to 3 percent based on H.B. Fuller Company’s earnings per share. Employees must be employed on November 30th of the plan year, and contributions are made on an annual basis during the first quarter of the plan year following the plan year to which they pertain. No such contribution was made for the 2020 plan year.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) non-discretionary and discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Payment of Benefits

Upon separation of service, death, or retirement, a participant or beneficiary may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, the participant may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contributions (both non-discretionary and discretionary) plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested in these contributions after three years of vesting service with the Employer, or upon age 65 (normal retirement date as defined in the Plan), disability, death or plan termination.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 but cannot exceed the lesser of: 1) $50,000, reduced by the greatest outstanding loan balance of the past 12 months, or 2) greater of $10,000 or 50 percent of their vested account balance, or 3) 100 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (3.25 percent and 4.75 percent as of December 31, 2020 and 2019, respectively). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5‑15 years. Participant loans at December 31, 2020 and December 31, 2019 had interest rates ranging from 3.25 percent to 9.25 percent and mature at various dates through 2035. Principal and interest are repaid ratably through payroll deductions.

Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future employer contributions. For the year ended December 31, 2020 forfeitures of $346,354 were used for Company match contributions and other minor adjustments and forfeitures of $43,459 were used for expenses. Unused forfeitures as of December 31, 2020 and 2019 were $491,689 and $627,105, respectively.

Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Plan Amendments and Other Plan Changes

On December 31, 2020, the Plan was amended as follows: 1) participants are no longer considered immediately terminated from the Plan when they qualify for long-term disability (“LTD”), instead they are considered terminated after 6 months of LTD at the same point when they are terminated from employment; 2) participants who are deemed Disabled will be allowed to take contributions from additional sources, including their Roth Contribution Account and their Prior ADCO Match Account; and 3) provisions were added to allow Roanoke sources to be merged into the applicable H.B. Fuller sources, since the special features have now worn away.

Effective January 1, 2020, the plan was amended as follows: 1) the required minimum distribution age was increased from 70.5 to 72; 2) non-spouse beneficiaries who are individuals must take their entire distribution within 10 years of the date of death (excludes spouse, minor children, a disabled beneficiary, a chronically ill beneficiary, and a beneficiary not more than 10 years younger than the participant) or a non-spouse beneficiary that is a non-individual must take its entire distribution within 5 years of the date of death. These amendments were implemented in accordance with the SECURE Act and the CARES Act signed by the United States Congress on December 20, 2019 and March 27, 2020, respectively.

Effective January 1, 2019, the Plan was amended as follows: 1) employees from Royal Adhesives and Sealants (“Royal Adhesives”) that was acquired by H.B. Fuller Company on October 20, 2017 were allowed to participate in the Plan; 2) non-discretionary non-elective contributions changed from 3 percent to 1 percent; 3) a discretionary non-elective contribution was added to provide a 0 to 3 percent contribution based on H.B. Fuller achieving the Company’s earnings per share target; 4) the Plan Administrator was allowed to auto-enroll all Royal Adhesives employees in the Plan at their current deferral percentage from the Royal Plans they were participating in; 5) the Plan Administrator was given flexibility to use employee forfeitures to pay plan expenses; and 6) hardship withdrawal provisions were changed based on the U.S. Bipartisan Budget Act of 2018 which removed the required six-month suspension for employee deferrals, removed the requirement that a loan must be taken prior to taking a hardship withdrawal and allowed earnings on deferrals to be used towards a hardship withdrawal.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan’s investment in H.B. Fuller Company stock is based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2020 and December 31, 2019.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions and trued up on an annual basis during the first quarter of the plan year following the plan year to which they pertain.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Concentration of Market Risk

As of December 31, 2020 and 2019, approximately 6 percent and 8 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Distributions to Participants

Distributions to participants are recorded when the distribution is made. There were no distributions requested but not yet paid as of December 31, 2020 and 2019.

Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants and from the forfeiture account. Certain asset management fees of the Plan are charged against the Plan’s investment income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. ASU No 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. Management has adopted the provisions of this new standard for the year ended December 31, 2020 and noted there was no impact to the presentation of the financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Subsequent Events

Events that have occurred subsequent to December 31, 2020 have been evaluated through the date these financial statements were issued. There were no events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2020.

(3)	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2020 and 2019:

	2020	2019

Legal & General S&P 500 DC	$93,866,253	$89,267,432

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated June 23, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) contingent upon the adoption of certain proposed amendments that were submitted in a letter to the IRS on June 9, 2017 and have been adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party‑in‑interest transactions. Purchases and sales of H.B. Fuller Company stock for the year ended December 31, 2020 amounted to $9,346,053 and $11,889,133, respectively. The fair value of H.B. Fuller Company stock was $28,356,932 and $30,327,433 as of December 31, 2020 and 2019, respectively. The number of shares of H.B. Fuller Company stock was 546,437 shares at an average share price of $51.88 and 587,935 shares at an average share price of $51.57 as of December 31, 2020 and 2019, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest. Notes receivable from participants were $4,798,318 and $4,606,617 as of December 31, 2020 and 2019, respectively.

Certain Plan investments are managed by Empower Retirement. Empower Retirement is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(6)	Administration of Plan Assets

The Plan’s assets are administered under a contract with Empower Retirement, the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.

(7)	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Money market funds consist of investments in short-term securities and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common Collective Trust Funds: Common Collective Trust Funds consist of investments that are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2020 and 2019

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2020:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$258,835,069	$258,835,069	$-	$-
H.B. Fuller Company Stock	28,356,932	28,356,932	-	-
Money Market Fund	36,832,068	36,832,068	-	-
Total categorized in the fair value hierarchy	324,024,069	$324,024,069	$-	$-
Other investments measured at NAV [1]	109,466,770
Total Investments at fair value	$433,490,839

As of December 31, 2019:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$220,887,334	$220,887,334	$-	$-
H.B. Fuller Company Stock	30,327,433	30,327,433	-	-
Money Market Fund	32,585,987	32,585,987	-	-
Total categorized in the fair value hierarchy	283,800,754	$283,800,754	$-	$-
Other investments measured at NAV [1]	105,104,135
Total Investments at fair value	$388,904,889

1 In accordance with ASC Topic 820-10, Fair Value Measurement, certain investments that are measured at NAV or its equivalent practical expedient have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The investments measured at NAV include five funds in the Legal & General Collective Investment Trust for which the purpose is to provide for the collective investment and reinvestment of assets of certain participating tax-exempt employee benefit plans. The five funds that the Plan is invested in are the following:

●

Legal & General MSCI EAFE: The investment objective of the MSCI EAFE Fund is to seek to match the risk and return characteristics of the MSCI EAFE Index (net dividend return) by investing the assets of the portfolio primarily in publicly traded non-U.S. equity securities.

●

Legal & General S&P 500 DC: The investment objective of the S&P 500 Fund is to seek to match the risk and return characteristics of the S&P 500 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

●

Legal & General Russell DC 2000: The investment objective of the Russell DC 2000 Fund is to seek to match the risk and return characteristics of the Russell 2000 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

Sales and redemptions of participant units in each fund are transacted at net asset values per unit on the day received. Redemptions of units will generally be permitted on any valuation date at the value of each of the units redeemed as of the close of business on the applicable valuation date on which the unit value is calculated. There are no unfunded commitments related to investments in the funds.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Schedule H, line 4i -Schedule of Assets (Held at End of Year)
December 31, 2020
EIN 41-0268370
Plan Number 003

	(b)
	Identity of issuer,			(e)
	borrower, or	(c)	(d)	Current
(a)	similar party	Description	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	**	$28,356,932
	DFA U.S. Targeted Value I	Mutual Fund	**	7,152,958
	Dodge & Cox International Stock Fund	Mutual Fund	**	10,396,450
	Fidelity US Bond Index	Mutual Fund	**	20,056,982
	Legal & General MSCI EAFE DC CL A	Common Collective Trust Fund	**	11,969,767
	PIMCO All Asset Instl Fund	Mutual Fund	**	3,971,265
	PIMCO Total Return Instl Fund	Mutual Fund	**	17,281,025
	Legal & General S&P 500 DC	Common Collective Trust Fund	**	93,866,253
	American Beacon Stephens Small Cap Growth Fund	Mutual Fund	**	12,864,147
	Legal & General Russell DC 2000	Common Collective Trust Fund	**	3,630,750
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	38,228,860
	Vanguard Federal Money Market	Money Market Fund	**	36,832,068
	Vanguard Target Retirement Fund	Mutual Fund	**	3,488,298
	Vanguard Instl Target Retirement 2015 Fund	Mutual Fund	**	4,339,118
	Vanguard Instl Target Retirement 2020 Fund	Mutual Fund	**	17,728,963
	Vanguard Instl Target Retirement 2025 Fund	Mutual Fund	**	20,139,281
	Vanguard Instl Target Retirement 2030 Fund	Mutual Fund	**	23,214,370
	Vanguard Instl Target Retirement 2035 Fund	Mutual Fund	**	22,584,406
	Vanguard Instl Target Retirement 2040 Fund	Mutual Fund	**	13,245,191
	Vanguard Instl Target Retirement 2045 Fund	Mutual Fund	**	11,961,502
	Vanguard Instl Target Retirement 2050 Fund	Mutual Fund	**	10,657,338
	Vanguard Instl Target Retirement 2055 Fund	Mutual Fund	**	7,158,563
	Vanguard Instl Target Retirement 2060 Fund	Mutual Fund	**	2,845,342
	Vanguard Instl Target Retirement 2065 Fund	Mutual Fund	**	270,078
	William Blair Instit. Int'l Growth Fund	Mutual Fund	**	11,250,932
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.25%, due at various dates through 2035	—	4,798,318

		Total investments		$438,289,157

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.

This schedule has been prepared based on information certified as complete and accurate by Empower Retirement, N.A., Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 4, 2021	By: /s/ Dawn R. Bergien-Skarbalus
(Leader, North America Benefits, on behalf of James J. Owens, Plan Administrator)